FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                     May,                         2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.’s first quarter
results for the period ended March 31, 2003.

Domtar.
A Different
Feel.

1.

Domtar Inc. First Quarter 2003

Domtar

Highlights

—	Net earnings of $27 million or $0.12 per common share.

—	Market-related downtime amounted to 18,600 tons of paper, 21,600 tons of pulp and 24 million board feet of lumber.

—	Net debt-to-total-capitalization ratio was 48.8% as at March 31, 2003.

Recent developments

—	Quality and profitability improvement programs combined with reduced financing expenses allowed Domtar to offset higher energy costs of $20 million, lower paper shipments, the negative effect of a stronger Canadian dollar and lumber production disruptions.

—	Domtar launched its newest “Domtar Microprint®” product, a laser coated printing paper Domtar’s.

—	Vancouver Mill certified FSC (Forest Stewardship Council) chain-of-custody.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages according to internationally recognized standards 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Dear Shareholder,

By successfully completing the integration of the four U.S. mills acquired in August 2001, Domtar reached another milestone in 2002. Now that we have attained all the strategic growth and performance objectives we set in 1997, we are better positioned than ever before to pursue our planned growth so that we may fully establish ourselves in the global market place.

This is evidenced by our quality and profitability improvement programs, which have allowed Domtar to mitigate the impact of high energy costs, weak demand, and a strong Canadian dollar during the first quarter of 2003, and to post better results than in the same quarter of 2002. As a result, over the last twelve months Domtar was able to reduce its net debt-to-total-capitalization ratio to 48.8% and provide its shareholders with a return on equity of 7%, even though selling prices were at 93% of trend for a business cycle.

On the strength of our continuous improvement programs, and in view of a new economic environment where investors will increasingly focus on the overall return on their investment, including dividends, we have announced that Domtar’s annual dividend paid to shareholders will change from 14 cents to 24 cents per common share. Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase constitutes a first step towards achieving our goal of providing shareholders with dividends of approximately 20% of normalized net earnings over a business cycle.

Finally, we made a commitment six years ago to strive to deliver our shareholders at least a 15% return on equity when prices are at trend. This commitment remains in effect, and reaffirms our determination to make Domtar an attractive investment in the basic materials sector.

Raymond Royer
President and Chief Executive Officer

Board of Directors

Paul-Henri Couture
Vice-President of Capital d’Amérique CDPQ Inc., a wholly owned subsidiary of Caisse de dépôt et placement du Québec

Claude Fontaine
Senior Partner of Ogilvy Renault

Louis P. Gignac
President and Chief Executive Officer of Cambior Inc.

Jacques Girard
Chairman of the Board of Domtar Inc.
President and Chief Executive Officer of Montréal International	Claude R. Lamoureux
President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board

Jacques Laurent
Chairman of the Board of Hydro-Québec

André L’Ecuyer
President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec

Brian M. Levitt
Co-Chair and Partner of Osler, Hoskin & Harcourt	Louiselle Paquin
Senior Vice-President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec

Louise Roy
Corporate Director

Raymond Royer
President and Chief Executive Officer of Domtar Inc.

Edward J. Waters
Chairman and President and Chief Executive Officer of Cape & Islands Investment Company Ltd.

Committees

			Nominating	Environment
		Human	and Corporate	and Health
Executive	Audit	Resources	Governance	and Safety	Pension

P.-H. Couture	L. P. Gignac*	P.-H. Couture	J. Girard*	J. Laurent	C. Fontaine
J. Girard*	C. R. Lamoureux	J. Girard*	C. R. Lamoureux	A. L’Ecuyer*	J. Girard
C. R. Lamoureux	J. Laurent	A. L’Ecuyer	J. Laurent	L. Roy	C. R. Lamoureux*
A. L’Ecuyer	L. Paquin	L. Roy	E. J. Waters	R. Royer	B. M. Levitt
R. Royer					R. Royer

*	Chairman of the Committee

Members of the Management Committee

C. Lance Skerratt Senior Vice-President Paper Merchants Group Richard Garneau Senior Vice-President Forest Products Group Gilles Pharand Senior Vice-President Corporate Affairs and General Counsel	Christian Dubé Senior Vice-President and Chief Financial Officer Roland Gagnon Senior Vice-President Canadian Pulp and Paper Manufacturing Group Raymond Royer President and Chief Executive Officer	Claude Belley
Senior Vice-President
Human Resources and
Organizational Development

George Kobrynsky
Senior Vice-President
Pulp and Paper Sales, Marketing and
Customer Relations Group

Roger H. Brear
Senior Vice-President
U.S. Pulp and Paper Manufacturing Group

Management’s discussion and analysis

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Domtar’s common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation’s continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with the Corporation’s interim consolidated financial statements and notes thereto as well as with the Corporation’s most recent annual MD&A and consolidated financial statements and notes.

Our business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grades	Copy	Premium imaging / Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at March 31, 2003:		approximately 2.8 million tons

	0.8 million tons	0.2 million tons	0.6 million tons	0.4 million tons	0.4 million tons	0.4 million tons
	29%	7%	22%	14%	14%	14%

*	The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

Our business
(continued)

We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. Also, we purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

Our Papers business is our most important segment and represented 60% of our consolidated net sales in the first quarter of 2003, or 66% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces) while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 23% of our consolidated net sales in the first quarter of 2003, or 17% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 6% of our consolidated net sales in the first quarter 2003.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) that have a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales in the first quarter 2003.

Summary of operating results

	Three months ended March 31

Financial Highlights (in millions of Canadian dollars, unless otherwise noted)	2003	2002

Net sales	1,296	1,328
Operating profit	78	32
Paper Closure Costs	—	45

Operating profit excluding Paper Closure Costs(1)	78	77
Net earnings (loss)	27	(11)
Net earnings (loss) per share (basic)	0.12	(0.05)
Operating profit excluding Paper Closure Costs by segment:
Papers	81	63
Paper Merchants	7	7
Wood	(21)	(10)
Packaging	11	17

Total	78	77
Selling price index (%)	93	92

First quarter 2003 vs first quarter 2002 overview

Net Sales of $1.3 Billion

Net sales for the first quarter of 2003 totaled $1,296 million, down $32 million or 2% from net sales of $1,328 million in the first quarter of 2002. This decrease was mainly due to lower shipments for paper, lower selling prices for lumber and the negative effect of a stronger Canadian dollar. These factors were partially offset by higher selling prices for all our major products, except lumber, and higher shipments in all our businesses, except for paper. Overall, the benchmark nominal prices for the first quarter of 2003 were at 93% of trend(2) pricing, a slight increase from the corresponding quarter of 2002.

Operating Profit of $78 Million

Overall, our quality and profitability improvement programs allowed us to offset higher energy costs of $20 million, lower paper shipments, the negative effect of a stronger Canadian dollar as well as lumber production disruptions.

Cost of sales decreased by $28 million in the first quarter of 2003 or 3% compared to the corresponding period of 2002 mainly due to lower shipments in paper, partially offset by higher purchased fiber and energy costs.

(1)	Operating profit excluding Paper Closure Costs is a non-GAAP measure. Our operating profit determined in accordance with GAAP for 2002 included the costs associated with the closure of certain paper machines and facilities. Accordingly, we believe that it is useful for investors to be aware of a significant factor that adversely affected our GAAP operating profit in 2002 but not in 2003, and that operating profit excluding Paper Closure Costs provides investors with a measure of performance to compare our operating results between periods without regard to these costs.

(2)	Based on a consensus of analysts of normalized pricing as at November 30, 2002. (See “Sensitivity analysis”).

First quarter 2003 vs first quarter 2002 overview
(continued)

Selling, general and administrative (SG&A) expenses in the first quarter of 2003 decreased by $7 million or 9% compared to the same period of 2002, mainly reflecting a $5 million mark-to-market gain on certain foreign exchange contracts not considered as hedges for accounting purposes.

The first quarter 2002 results included a charge of $45 million ($30 million net of income taxes, or $0.13 per common share) related to the permanent shut down of the St. Catharines, Ontario paper mill. This charge included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies. These closure costs will be referred to as “Paper Closure Costs”.

As a result of the factors mentioned above, operating profit for the first quarter of 2003 amounted to $78 million compared to $32 million (or $77 million before Paper Closure Costs) for the corresponding quarter of 2002.

Net Earnings of $27 Million

Net earnings for the first quarter of 2003 amounted to $27 million ($0.12 per common share) compared to a net loss of $11 million ($0.05 per common share) for the same quarter in 2002. The year-over-year improvement in net earnings was due to the factors mentioned above as well as to a decrease in financing expenses and a lower effective tax rate.

Papers

	Three months ended March 31

Selected Information (in millions of Canadian dollars, unless otherwise noted)	2003	2002

Net sales	772	790
Operating profit	81	18
Paper Closure Costs	—	45

Operating profit excluding Paper Closure Costs	81	63
Shipments:
Paper (’000 ST)	627	656
Pulp (’000 ADST)	207	180
Paper shipments product offering (%):
Copy and offset grades	53	55
Uncoated commercial printing & publication and premium imaging grades	23	19
Coated commercial printing & publication grades	12	12
Technical & specialty grades	12	14

Total	100	100
Benchmark nominal prices(1):
Copy 20 lb sheets (US$/ton)	793	760
Offset 50 lb rolls (US$/ton)	673	675
Coated publication, no. 3, 60 lb rolls (US$/ton)	805	820
Pulp NBSK (US$/tonne)	507	480
Pulp NBHK (US$/tonne)	485	425
Selling price index—Papers (%)	92	91

(1)	Source: Pulp & Paper Week.

Sales and Operating Profit

Net sales in our Papers business amounted to $772 million, a decrease of $18 million or 2% in the first quarter of 2003. The decrease was primarily due to the unfavourable effect of a stronger Canadian dollar and lower paper sales volumes, partially offset by increases in transaction prices for both paper and pulp.

Operating profit in our Papers business amounted to $81 million in the first quarter of 2003 compared to $18 million (or $63 million when excluding Paper Closure Costs) in the first quarter of 2002. This $18 million or 29% increase in operating profit excluding Paper Closure Costs was primarily due to the benefits stemming from our quality and profitability improvement programs as well as higher selling prices especially for pulp and some papers. These positive factors were partially offset by lower paper shipments due to weak demand, higher energy costs and the unfavourable effect of a stronger Canadian dollar.

Pricing Environment

The increase in our average transaction prices in the first quarter of 2003 compared to the first quarter of 2002 in our Papers segment was higher than that of the increase in benchmark nominal prices.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) increased by an average of US$22/ton in the first quarter of 2003 compared to the corresponding period of 2002.

Our weighted average transaction prices for our coated commercial printing & publication papers in the first quarter of 2003 increased by US$65/ton compared to the corresponding quarter of 2002 mainly due to mix improvements.

Softwood and hardwood pulp prices were increased by US$20/tonne on February 1, 2003 and by a further US$40/tonne on March 1, 2003. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by an average of US$49/tonne in the first quarter of 2003 compared to the same quarter in 2002. Effective April 1, 2003, we announced an additional US$40/tonne price increase for softwood and hardwood pulp.

Papers (continued)

Operations

In the first quarter of 2003, we took market-related downtime, curtailing production by 18,600 tons of paper. This combined with the impact of the 2002 closures of two paper machines in St. Catharines, Ontario and one in Nekoosa, Wisconsin which permanently curtailed 80,000 tons of annual paper production, reflects our commitment to adjust production to customers’ needs. In the first quarter of 2002, we took market-related downtime curtailing production by 38,000 tons of paper.

From December 20, 2002 to January 19, 2003, we halted production at the Lebel-sur-Quévillon, Québec pulp mill due to softening demand. Production curtailment and slowdown of pulp totalled 21,600 tons for the first quarter of 2003, compared to 18,000 tons in the first quarter of 2002.

During the first quarter of 2003, we continued to focus our efforts on reducing our costs and on reaping the full benefits from the synergies related to our 2001 acquisition of four U.S. integrated pulp and paper mills.

Paper Merchants

	Three months ended March 31

Selected Information (in millions of Canadian dollars)	2003	2002

Net sales	300	299
Operating profit	7	7

Sales and Operating Profit

Net sales in the Paper Merchants business amounted to $300 million, an increase of $1 million in the first quarter of 2003. This increase was due to volume gains on direct shipments offset by exchange variance on translation of U.S. dollar denominated sales by our U.S. paper merchant. Warehouse shipments decreased slightly in comparison to the corresponding prior period quarter. Pricing levels did not vary materially from the first quarter of 2002 but deteriorated compared to the fourth quarter of 2002 as continued slowing activity in the North American commercial print industry forced additional pricing pressure at the merchant level.

Operating profit of $7 million reflected an operating margin of 2.3% in the first quarter of 2003, unchanged compared to the corresponding period of 2002. Despite soft market conditions for paper, volumes remained constant compared to the first quarter of 2002. Further cost reductions during the first quarter of 2003 mitigated increases in fuel costs.

Wood

	Three months ended March 31

Selected Information (in millions of Canadian dollars, unless otherwise noted)	2003	2002

Net sales	80	104
Operating loss	(21)	(10)
Shipments (millions of FBM)	227	224
Shipments product offering (%):
Random lengths	42	46
Studs	36	33
Value-added	17	15
Industrial	5	6

Total	100	100
Benchmark nominal prices(1):
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	305	356
Lumber 2x4x8 stud (US$/MFBM)	312	356
Selling price index—Wood (%)	85	97

Sales and Operating Profit

Net sales in our Wood business amounted to $80 million, a decrease of $24 million or 23% in the first quarter of 2003. The decrease in net sales was primarily due to lower selling prices.

Operating loss amounted to $21 million in the first quarter of 2003 compared to an operating loss of $10 million in the first quarter of 2002. This $11 million deterioration is primarily due to lower selling prices. In addition, our cost reduction efforts were offset by the impact of market-related downtime and harsh weather conditions in the early part of the year which affected production. Cash deposits of $8 million were made on our exports of softwood lumber to the U.S. during the first quarter of 2003 compared to a $9 million provision recorded to cover antidumping duties in the corresponding period of 2002. Since May 2002, cash deposits of $39 million for countervailing and antidumping duties were made and expensed by Domtar.

Pricing Environment

Although housing starts both in the U.S. and in Canada remained high during the quarter, over supply and offshore imports into the U.S. continued to put pressure on pricing in the North American lumber market. In the first quarter of 2003, the variation in our average transaction prices was consistent with that of benchmark nominal prices. Average benchmark nominal prices in the first quarter of 2003 for Great Lakes 2x4 studs were lower by US$44/MFBM and average benchmark nominal prices for random lengths were lower by US$51/MFBM compared to the corresponding period of 2002.

(1)	Source: Random Lengths.

Wood (continued)

Operations

In June 2002, a decision was taken to halt the Ste-Marie and Ste-Aurélie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste-Marie sawmill resumed partial operations on February 27, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. Although the dispute was settled, the sawmill remained shut down due to market conditions. Effective April 22, 2003, the Grand-Remous sawmill resumed operations to process timber in inventory.

The usual two-week holiday shutdowns at the Lebel-sur-Quévillon, Matagami and Malartic sawmills were extended for an additional two weeks to avoid producing for inventory in a declining product price environment. These sawmills resumed operations on January 20, 2003. The Ontario sawmills also took some market-related downtime in January. As a result, production was curtailed by approximately 24 million board feet of lumber.

In March 2003, we sold the Sault Ste-Marie hardwood lumber facility and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because of challenging market conditions.

In the Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. Productivity improvements were experienced at the Malartic, Val d’Or, Matagami, Chapleau and Elk Lake sawmills. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

	Three months ended March 31

Selected Information (in millions of Canadian dollars, unless otherwise noted)	2003	2002

Net sales	144	135
Operating profit	11	17
Shipments(1):
Containerboard (’000 ST)	83	79
Corrugated containers (millions of square feet)	1,550	1,463
Benchmark nominal prices(2):
Linerboard 42 lb (US$/ton)	428	417
Selling price index—Packaging (%)	104	101

(1)	Represents 50% of Norampac’s trade shipments.
(2)	Source: Pulp & Paper Week.

Sales and Operating Profit

Our 50% share of Norampac’s net sales amounted to $144 million, an increase of $9 million or 7% in the first quarter of 2003. This increase was mainly due to higher volumes for both containerboard and corrugated products.

Our 50% share of Norampac’s operating profit amounted to $11 million, a decrease of $6 million or 35% from the $17 million operating profit reported in the first quarter of 2002. This reduction was mainly attributable to significant increases in recycled fiber and energy costs, partially offset by higher volumes for both containerboard and corrugated products.

Pricing Environment

The increase in Norampac’s average transaction prices in the first quarter of 2003 compared to the first quarter of 2002 was higher than that of the increase in benchmark nominal prices. In fact, Norampac’s average kraft linerboard transaction prices increased by US$22/ton in the first quarter of 2003 compared to the first quarter of 2002, while benchmark nominal prices increased by US$11/ton during the same period. Prices for corrugated boxes in the first quarter of 2003 decreased by 2% compared to the corresponding period of 2002.

Operations

During the first quarter of 2003, Norampac took market-related downtime at its containerboard mills for a total of 28,000 tons, compared to 32,000 tons in the comparable period of 2002. This reflects Norampac’s commitment to adjust production to customers’ needs.

Financing expenses and income taxes

Financing Expenses

During the first quarter of 2003, financing expenses amounted to $41 million, an $11 million decrease over the corresponding period of 2002. This decrease reflected the combined impact of lower interest and foreign exchange rates as well as lower debt levels.

Income Taxes

Our income tax expense for the first quarter of 2003 was $11 million, reflecting an effective tax rate of 28.9%, compared to income tax recovery of $8 million, or an effective tax rate of 42.1% in the corresponding period of 2002. Excluding the impact of Paper Closure Costs in the first quarter of 2002, the income tax expense was $7 million, reflecting an effective tax rate of 26.9%.

Balance sheet

Our total consolidated assets were $6,654 million as at March 31, 2003 compared to $6,847 million as at December 31, 2002. Receivables amounted to $339 million as at March 31, 2003, an increase of $35 million when compared to $304 million as at December 31, 2002. This increase reflects seasonal impacts in the latter part of the fourth quarter of 2002, partially offset by the effect of the stronger Canadian dollar on our U.S. dollar denominated retained interest in receivables and U.S. dollar denominated receivables. Total inventories as at March 31, 2003 were $755 million, an increase of $19 million when compared to $736 million as at December 31, 2002. The cyclical nature of our forest operations and an increase in our paper inventory levels were partially offset by the effect of the stronger Canadian dollar on our U.S. dollar denominated inventory. Property, plant and equipment as at March 31, 2003 totalled $5,132 million compared to $5,387 million as at December 31, 2002. This $255 million decrease was mainly due to the effect of a stronger Canadian dollar and a lower level of capital expenditures as compared to amortization expense.

Balance sheet (continued)

Trade and other payables were $667 million as at March 31, 2003 compared to $749 million as at December 31, 2002, a decrease of $82 million. This decrease was mainly due to lower employee profit sharing accruals, the effect of the timing of purchases and payments and the effect of the stronger Canadian dollar on our U.S. dollar denominated trade and other payables. Long-term debt (including the portion due within one year) as at March 31, 2003 decreased to $2,427 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a rising Canadian dollar, partially offset by an increase in borrowings under our revolving credit facility.

Liquidity and capital resources

	Three months ended March 31

Selected Information (in millions of Canadian dollars)	2003	2002

Cash flows provided from operating activities before changes in working capital and other items	133	118
Changes in working capital and other items	(157)	(117)

Cash flows provided from (used for) operating activities	(24)	1
Net additions to property, plant and equipment	(41)	(38)

Free cash flow(1)	(65)	(37)
Net debt-to-total-capitalization ratio (in %)	49	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

Operating Activities

Cash flows used for operating activities in the first three months of 2003 amounted to $24 million compared to cash flows provided from operating activities of $1 million in the same period of 2002. The first quarter of a year is typically impacted by seasonally high requirements for working capital. As at March 31, 2003, the off balance sheet impact of the accounts receivable securitization program represented $250 million compared to $263 million as at December 31, 2002. We expect to continue to sell receivables in the future on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and bank debt requirements would increase. Such sales of receivables are contingent upon Domtar retaining specified credit ratings.

Investing Activities

Cash flows used for investing activities in the first three months of 2003 amounted to $41 million compared to $64 million in the same period of 2002. Investing activities in the first quarter of 2002 included $26 million related to our portion of Norampac’s business acquisitions.

(1)	Free cash flow is a non-GAAP measure that we define as the the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. Our definition may not be comparable to free cash flow reported by other companies. We believe that free cash flow is frequently used by investors in evaluating the ability of a company to service its debt.

Net additions to property, plant and equipment for the first three months ended March 31, 2003 amounted to $41 million, essentially unchanged compared to the same period of 2002. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, or approximately $290 million in 2003, including approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the first three months of 2003 totaled negative $65 million compared to negative $37 million in the corresponding period of 2002. As the level of capital expenditures is fairly stable, the period-over-period decrease in free cash flow is attributable mostly to the variation in cash flows relating to operating activities.

Financing Activities

Cash flows provided by financing activities in the first three months of 2003 amounted to $80 million compared to $92 million in the corresponding period of 2002. The decrease in cash flows provided from financing activities was due to the repayments of bank term debt in the first quarter of 2003. No repayments occurred in the corresponding period of 2002.

As at March 31, 2003, our net debt-to-total-capitalization ratio was 48.8%, a slight decrease from the 49.4% at December 31, 2002. Net indebtedness, including $194 million representing our 50% share of the net indebtedness of Norampac, was $2,406 million as at March 31, 2003. This compares to $2,496 million at the end of 2002, including $191 million for our 50% share of the net indebtedness of Norampac. Borrowings related to capital expenditures and working capital increased by $69 million during the quarters which were more than offset by the $159 million positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt. We intend to reduce our net debt-to-total-capitalization ratio to 45% by December 31, 2003, absent the impact of any growth-related initiatives.

As at March 31, 2003, the balance of the US$1 billion bank term loan, initially entered into to finance our 2001 acquisition, was US$470 million ($691 million), a decrease of US$10 million ($15 million) from December 31, 2002. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

As at March 31, 2003, of the US$500 million revolving credit facility, US$56 million ($82 million) was drawn and US$7 million ($11 million) of letters of credit were outstanding, resulting in US$437 million ($642 million) of availability under this facility. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

Liquidity and capital resources (continued)

In the first quarter of 2003, common shares amounting to $4 million ($7 million for the first quarter of 2002) were issued pursuant to our stock option and share purchase plans. In both of the quarters ended March 31, 2003 and 2002, we did not purchase for cancellation any of our common shares.

As at April 30, 2003, we had 228,227,352 common shares, 69,576 Series A Preferred Shares and 1,680,000 Series B Preferred Shares, which were issued and outstanding.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter), representing a 70% increase. Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase is the first step towards achieving our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle. The first payment of our new 6 cents quarterly dividend will be paid on July 1, 2003 to shareholders of record on June 2, 2003 for the quarter ended June 30, 2003.

Accounting change

Share Purchase Financing

On January 1st, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at March 31, 2003, there were 1,115,481 common shares (2002—1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.55 (2002—$15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic net earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share in the first quarter of 2003.

Risks and uncertainties

Product Prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See “Sensitivity Analysis”.)

Operational Risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. We generate approximately US$1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation’s hedging arrangements as at March 31, 2003, included forward contracts totaling US$70 million that commit it to selling U.S. dollars at an average exchange rate of 1.50 as well as currency options purchased totalling US$103 million that give the Corporation the option to sell U.S. dollars at 1.43 in 2003. In addition, the Corporation has currency options sold totalling US$201 million which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.53.

Environmental Regulations

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

Lumber Export Duties

Our sales of Wood represented approximately 8% of our consolidated net sales in 2002 and we exported approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Risks and uncertainties (continued)

Legal Proceedings

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at March 31, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at a very early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Annual impact on(1)

	Operating	Net	Earnings
(In millions of Canadian dollars, except per share amounts)	profit	earnings	per share

Each US$10/unit change in price of:(2)
Papers
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp—net position	8	5	0.02
Wood
Lumber	14	9	0.04
Packaging
Containerboard	5	3	0.01

Foreign exchange
CAN $0.01 change in relative value to the U.S. dollar before hedging	10	7	0.03

Interest rate
1% change in interest rates on our floating rate debt	N/A	5	0.02

Energy(3)
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	2	1	0.01

(1)	Based on an exchange rate of 1.515 and a marginal tax rate of 35%.
(2)	Based on budgeted 2003 capacity (in tons, tonnes or MFBM).
(3)	Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

									Q1	Q1
Benchmark nominal prices(1)	1995	1996	1997	1998	1999	2000	2001	2002	2002	2003	Trend(2)

Papers:
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	760	793	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	675	673	751
Coated publication,
no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	820	805	984
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	491	480	507	595
Wood:
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	356	312	360
Packaging:
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	427	417	428	414

Selling price index	120%	100%	99%	94%	93%	102%
Selling price index after Acquisition							97%	93%	92%	93%	100%

(1)	Source: Pulp & Paper Week and Random Lengths. The term “ton” refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term “tonne” refers to a metric tonne.
(2)	Source: Consensus of analysts of normalized pricing as at November 30, 2002.

Outlook

While our current environment is filled with factors beyond our control, such as soft economic conditions, high energy costs and currency fluctuations, we remain confident that our financial rigor and business approach will help us mitigate these risks.

We believe that over time our quality and profitability improvement programs as well as our customer focus should allow us to achieve our objective of providing shareholders with superior returns even in difficult market conditions and also enable us to take full advantage of any improvement in the economy.

Finally, we remain confident in the long-term fundamentals of the uncoated freesheet market.

Consolidated earnings

Three months ended March 31
(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002

		(Unaudited)
	US$	$	$
	(Note 3)
Net sales	882	1,296	1,328
Operating expenses
Cost of sales	712	1,046	1,074
Selling, general and administrative	50	74	81
Amortization	67	98	96
Closure costs (Note 5)	—	—	45

	829	1,218	1,296

Operating profit	53	78	32
Financing expenses	28	41	52
Amortization of deferred gain	(1)	(1)	(1)

Earnings (loss) before income taxes	26	38	(19)
Income tax expense (recovery)	8	11	(8)

Net earnings (loss)	18	27	(11)

Per common share (Note 4)
Net earnings (loss)
Basic	0.08	0.12	(0.05)
Diluted	0.08	0.12	(0.05)
Weighted average number of common shares outstanding (millions)
Basic	226.9	226.9	226.5
Diluted	228.9	228.9	227.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings

Three months ended March 31
(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002

		(Unaudited)
	US$	$	$
	(Note 3)
Retained earnings at beginning of period	513	753	645
Net earnings (loss)	18	27	(11)
Dividends on common shares	(6)	(9)	(8)

Retained earnings at end of period	525	771	626

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

	March 31	March 31	December 31
(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002

	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Assets
Current assets
Cash and cash equivalents	34	50	38
Receivables	231	339	304
Inventories	514	755	736
Prepaid expenses	21	31	22
Future income taxes	49	73	76

	849	1,248	1,176
Property, plant and equipment	3,493	5,132	5,387
Goodwill	53	77	79
Other assets	134	197	205

	4,529	6,654	6,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	20	29	20
Trade and other payables	454	667	749
Income and other taxes payable	9	13	15
Long-term debt due within one year	52	77	70

	535	786	854
Long-term debt	1,600	2,350	2,444
Future income taxes	423	622	625
Other liabilities and deferred credits	251	369	370
Shareholders’ equity
Preferred shares	30	44	44
Common shares	1,188	1,745	1,752
Contributed surplus	2	3	3
Retained earnings	525	771	753
Accumulated foreign currency translation adjustments	(25)	(36)	2

	1,720	2,527	2,554

	4,529	6,654	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows

Three months ended March 31
(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002

		(Unaudited)
	US$	$	$
	(Note 3)
Operating activities
Net earnings (loss)	18	27	(11)
Non-cash items:
Amortization (Note 5)	67	98	110
Future income taxes	4	6	(14)
Amortization of deferred gain	—	(1)	(1)
Closure costs excluding write down of property, plant and equipment (Note 5)	—	—	31
Other	2	3	3

	91	133	118
Changes in working capital and other items
Receivables	(30)	(44)	(62)
Inventories	(27)	(40)	(11)
Prepaid expenses	(6)	(9)	(1)
Trade and other payables	(36)	(53)	(44)
Income and other taxes payable	(1)	(1)	(1)
Other	(5)	(7)	2
Payments of closure costs	(2)	(3)	—

	(107)	(157)	(117)

Cash flows provided from (used for) operating activities	(16)	(24)	1
Investing activities
Net additions to property, plant and equipment	(28)	(41)	(38)
Business acquisitions	—	—	(26)

Cash flows used for investing activities	(28)	(41)	(64)
Financing activities
Dividend payments	(6)	(9)	(8)
Change in bank indebtedness	5	7	—
Change in revolving bank credit, net of expenses	65	96	94
Repayment of long-term debt	(12)	(17)	—
Common shares issued, net of expenses	3	4	7
Redemptions of preferred shares	(1)	(1)	(1)

Cash flows provided from financing activities	54	80	92

Net increase in cash and cash equivalents	10	15	29
Translation adjustments related to cash and cash equivalents	(2)	(3)	—
Cash and cash equivalents at beginning of period	26	38	36

Cash and cash equivalents at end of period	34	50	65

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Note 1

Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at March 31, 2003 and December 31, 2002, as well as its results of operations and its cash flows for the three months ended March 31, 2003 and 2002.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2

Accounting change

Share purchase financing

On January 1st, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at March 31, 2003, there were 1,115,481 common shares (2002—1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.55 (2002—$15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share in the first quarter of 2003.

Note 3

United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2003 month-end rate of CAN$1.4693 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4

Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	2003	2003	2002

		(Unaudited)
	US$	$	$
	(Note 3)
Net earnings (loss)	18	27	(11)
Dividend requirements of preferred shares	—	—	—

Net earnings (loss) applicable to common shares	18	27	(11)
Weighted average number of common shares outstanding (millions)	226.9	226.9	226.5
Effect of dilutive stock options (millions)	2.0	2.0	1.1

Weighted average number of diluted common shares outstanding (millions)	228.9	228.9	227.6

Basic earnings (loss) per share	0.08	0.12	(0.05)
Diluted earnings (loss) per share	0.08	0.12	(0.05)

Note 5

Closure costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill. This shutdown, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), including $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as a provision of $31 million for other commitments and contingencies related to this paper mill. As at March 31, 2003, the balance of the provision was $20 million.

On November 29, 2002, Domtar announced plans to permanently shutdown the Daveluyville, Québec, wood products remanufacturing facility and the Sault Ste. Marie, Ontario, hardwood lumber operations. These shutdowns, which occurred at the end of January 2003, resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share), including $13 million related to the write down to the estimated net realizable value of property, plant and equipment as well as a provision of $5 million for other commitments and contingencies related to these locations. As at March 31, 2003, the balance of the provision was $3 million. Domtar sold the Sault Ste. Marie and Daveluyville facilities, on March 14 and April 8, 2003, respectively, for a total of $3 million.

Note 6

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants — involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufactures. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood — comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources.

•	Packaging — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Segmented data

	2003	2003	2002

		(Unaudited)
	US$	$	$
	(Note 3)
Net sales
Papers	581	853	880
Paper Merchants	204	300	299
Wood	73	107	119
Packaging	99	146	137

Total for reportable segments	957	1,406	1,435
Intersegment sales—Papers	(55)	(81)	(90)
Intersegment sales—Wood	(19)	(27)	(15)
Intersegment sales—Packaging	(1)	(2)	(2)

Consolidated net sales	882	1,296	1,328

Operating profit (loss)
Papers(a)	55	81	18
Paper Merchants	5	7	7
Wood	(14)	(21)	(10)
Packaging	7	11	17

Consolidated operating profit	53	78	32

(a)	The operating profit for the first quarter of 2002, reflects a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario, paper mill.

Note 7

Subsequent event

On April 14, 2003, Norampac (a 50-50 joint-venture with Cascades Inc.) acquired Georgia-Pacific’s converting plant located in Schenectady, New York. The Corporation’s proportionate share of the aggregate purchase price is approximately $21 million (US$15 million), comprised of $10 million (US$7 million) in cash and all of the operating assets of the Norampac’s Dallas Fort-Worth, Texas, plant valued at approximately $11 million (US$8 million).

Note 8

Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

papers

66%[1]

paper merchants

17%[2]

packaging

11%

Norampac
Norampac

wood

6%

Percentages are based on net sales in 1st quarter of 2003.
1  Including sales through our own Paper Merchants business.
2  Excluding sales of Domtar paper of annual net sales.

For further information

Investor relations Christian Dubé Senior Vice-President and Chief Financial Officer Tel.: (514) 848-5511	Communications William L. George Vice-President, Communications and Government Relations Tel.: (514) 848-5213 Fax: (514) 848-6878

Jean-Sébastien Vanbrugghe Manager, Corporate Finance Tel.: (514) 848-5469 Fax: (514) 848-5638 E-mail: ir@domtar.com	Head Office 395 de Maisonneuve Blvd. West Montréal, Qc, Canada H3A 1L6 Tel.: (514) 848-5400 www.domtar.com

Brokerage firms that follow Domtar:

Bank of America BMO Nesbitt Burns CIBC World Markets D.A. Davidson & Company Desjardins Securities Deutsche Bank Securities Equity Research Associates Goldman Sachs	J.P. Morgan National Bank Financial Raymond James RBC Capital Markets Salomon Smith Barney Scotia Capital TD Newcrest UBS Warburg

17.5% minimum

FSC SW-COC-681
FSC Trademark ©1996
Forest Stewardship Council A.C.

Cover printed on Domtar Plainfield britewhite, 80 lb. cover, smooth and britewhite, 70 lb. text, smooth FSC certified. At least 17.5% of the fiber used in the manufacturing process of Domtar Plainfield FSC papers comes from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. Domtar Plainfield FSC also contains 20% recycled post-consumer waste paper. This document was printed by Integria. SW-COC-895.

Printed in Canada	Design: www.nolin.ca

Highlights
Recent developments
Summary of operating results
First quarter 2003 vs first quarter 2002 overview
Papers
Paper Merchants
Wood
Packaging
Financing expenses and income taxes
Balance sheet
Liquidity and capital resources
Accounting change
Risks and uncertainties
Sensitivity analysis
Outlook
Consolidated earnings
Consolidated retained earnings
Consolidated balance sheets
Consolidated cash flows
Notes
For further information
Brokerage firms that follow Domtar:
Form 6-K

Domtar Inc. First quarter 2003

Selected Financial Data
(In millions of Canadian dollars, unless otherwise noted)

	Three months ended			Year ended

	March 31	December 31	March 31	December 31	December 31

	(Unaudited)

	2003	2002	2002	2002	2001(2)

	$	$	$	$	$
Operating results
Net sales	1,296	1,356	1,328	5,490	4,377
EBITDA(1)	176	217	142	809	607
Operating profit	78	98	32	384	313
Financing expenses	41	46	52	192	167
Net earnings (loss)	27	38	(11)	141	140
Net earnings (loss) per common share	0.12	0.17	(0.05)	0.62	0.72
Cash flows provided from (used for) operating activities per common share	(0.11)	1.10	—	2.98	3.80
Weighted average number of common shares outstanding (millions)	226.9	227.6	226.5	227.2	191.2

Balance sheet data
Total assets	6,654			6,847	7,055
Long-term debt	2,350			2,444	2,883
Shareholders’ equity	2,527			2,554	2,426
Net debt-to-total-capitalization	49%			49%	55%
Book value per common share	10.94			11.02	10.51

Others
Cash flows provided from (used for) operating activities	(24)			677	727
Free cash flow	(65)			454	447
Annualized return on equity (ROE)	4%			6%	7%

(1)	Earnings before interest expense, income taxes and amortization.

(2)	Figures have been restated to reflect the application of amended accounting recommendations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date:	May 23, 2003	By	RAZVAN L. THEODORU

Razvan L. Theodoru Corporate Secretary